October 2, 2007

In a Coma for Three Months?  You Didn't Miss Much

Dear Shareholders,

The current hot topics in the fast money crowd are real estate prices, mortgage default rates and how the aforementioned affect the economy, and by implication the stock and bond markets. In July and August we experienced one of those "the sky is falling the World is ending" financial events. Amplified by the failure of two large funds operated by not so smart individuals specializing in bonds collateralized by mortgages, the markets around the World plunged.

Sell stocks, sell bonds, sell gold was the rally cry heard from London to Hong Kong. Just as fast as prices declined, they recovered when the new sheriff in town (Ben Bernanke, Federal Reserve Chairman) lowered interest rates. On September 18th, greed replaced fear and the stock market had its largest one day gain in several years. We ended the third quarter in the stock Growth & Income Fund down slightly from the June quarter but still up 10.2% for the year. This compares favorably to the S&P 500 index; up 9.2%. If you had been in a coma for the last three months or better yet, on an extended vacation on a South Sea island, you didn't miss much.

I'm always reluctant to make three month stock market predictions however; I believe we will close 2007 on a strong note as the path of least resistance is up. With recent Federal Reserve interest rate cuts, good corporate profits, strong balance sheets, good cash flows, cheap stock market valuations, and growth driven global investment opportunities, history would tell us that the stock market should go up from here.

Bond Fund/ Interest Rates

Much of the problems the stock market faced this last quarter were caused by problems in the bond market. Mortgage defaults have had a ripple effect on the entire bond market. There is not enough space in this letter to explain how and why this happens but let's just say that the mortgage problems have most likely reduced our return by about three-quarters of 1% for the year. At the end of this quarter we were up 2.9% which is a little disappointing but not disastrous. This compares to the Lehman Brothers Index at 3.6%.

Third Quarter Statements

In a few days you will be receiving your third quarter statements. I think you will be pleased that we have had a nice return for the first nine months considering all the dire predictions over the last several months. The capital gains distributions are always cause for some confusion so please, call if you have questions.

Warm Regards,					NAV Value as of 9/28/07:

/s/ Dick McCormick				Elite Income Fund - $9.73
						Growth & Income Fund - $18.78
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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